Filed by Galaxy Digital Holdings Ltd.
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: Galaxy Digital Inc.
(Commission File No.: 333-262378)

GALAXY DIGITAL HOLDINGS LTD.
(the “Company”)

CERTIFICATE

TO:
Ontario Securities Commission, as principal regulator

Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Autorité des Marchés Financiers (Québec)
Nova Scotia Securities Commission
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities (Northwest Territories)
Office of the Superintendent of Securities (Nunavut)
Office of the Yukon Superintendent of Securities

RE:	The abridgement of time pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)
DATE:	April 9, 2025

In connection with the abridgement of the time periods (the “Abridgement”) by the Company for notifying various regulatory authorities, exchanges and depositories of the record date and meeting date for the Company’s special meeting of shareholders to be held on May 9, 2025 (the “Meeting”), and for delivering requests for beneficial ownership information to certain participants and intermediaries in connection with the Meeting, the undersigned, Francesca Don Angelo, Corporate Secretary of the Company, hereby certifies for and on behalf of the Company and not in her personal capacity as follows:
(a)the Company has made arrangements regarding the delivery of proxy-related materials in compliance with the applicable timing requirements in Sections 2.9 and 2.12 of NI 54-101;
(b)the Company has otherwise carried out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and
(c)the Company is relying upon Section 2.20 of NI 54-101 in making the Abridgement with respect to subsections 2.2(1) and 2.5(1) of NI 54-101.
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DATED as of the date first written above.

GALAXY DIGITAL HOLDINGS LTD.

By: (signed) “Francesca Don Angelo”
Name:     Francesca Don Angelo
Title:     Corporate Secretary
Galaxy Digital Holdings Ltd. – Abridgement Certificate